FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 8, 2008
2.	Press release dated December 9, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2008
ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

RUSSIAN DESIGN HOUSE MILANDR LICENSES ARM CORTEX-M3 PROCESSOR FOR AUTOMOTIVE MCU APPLICATIONS
First fully synthesizable ARM processor license in emerging and developing Russian market

CAMBRIDGE, UK – DEC. 8, 2008 -ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced that Russian-based IC design company, Milandr, has licensed the ARM® Cortex™-M3 processor for automotive microcontroller applications.

As the software content and system networking in automotive applications grows ever more complex, developers such as Milandr are turning to 32-bit CPUs which are better able to support high level software design flows, enabling higher quality software and system integration, and providing more reliable systems through better testability.

 “The high performance to area ratio and low-power leadership of the Cortex-M3 processor makes it an ideal choice for many future applications right across our business,” said Michael Pavljuk, CEO, Milandr. “The strong ecosystem of available tools, software and knowledge within the ARM Connected Community™ is also very important for us and our customers.”

“Milandr’s adoption of the Cortex-M3 processor demonstrates the increasing presence of ARM around the world including the emerging and developing Russian market,” said Eric Schorn, vice president of marketing, Processors Division, ARM. “We are seeing a number of opportunities in the region and we anticipate that adoption of the ARM architecture will continue to develop, surpassing the growth of the emerging IC design industry.”

The Cortex-M3 processor specifically targets the low cost requirements of a broad range of markets and applications, where memory and processor size significantly impact device costs. With multiple technologies to reduce memory use, including the Thumb®-2 instruction set which enables 32-bit performance with 16-bit code density, the processor delivers an ideal platform to accelerate the migration of thousands of applications around the globe from legacy components to 32-bit designs.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad

Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Milandr
Based in Zelenograd, Russian Silicon Valley, Milandr Design Centre develops analog and digital circuits and has significant experience in designing IC followed by subsequent manufacturing on CMOS at X-FAB Semiconductor Foundries AG (Germany). The main focus of Milandr’s design activity is microcontrollers for automotive and industry application.
ENDS

ARM and Thumb are registered trademarks of ARM Limited. Cortex and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Vicky Hayden Text 100 +44 20 8846 0859 vicky.hayden@text100.co.uk	Alan Tringham ARM +44 1223 400947 alan.tringham@arm.com

Item 2

ARM ANNOUNCES SUPPORT FOR OPEN HANDSET ALLIANCE

Company furthers commitment to enabling the mobile web on its processor architecture

CAMBRIDGE, UK — Dec. 9, 2008 —ARM [(LSE:ARM); (Nasdaq:ARMH)] today announced that it will participate in the Open Handset Alliance. ARM has been working with the open Android platform for some time and is committed to delivering a rich mobile experience based on the platform. As part of this relationship, ARM will contribute its ARMv6 and ARMv7 architecture-based OpenMax DL libraries and insight on the ARM® CPU and ARK Mali™ GPU architectures to the Android Open Source Project

“ARM welcomes the opportunity to join the Open Handset Alliance and collaborate with its members who, like ARM, are fully dedicated to enabling next-generation mobile applications and services,” said Ian Drew, vice president of Marketing, ARM. “The Open Handset Alliance has delivered Android, a complete open source mobile platform that is an excellent enabling platform for ARM silicon Partners and OEMs. We will work closely with our OS Partners, such as the Open Handset Alliance, to ensure that they can take full advantage of the ARM architecture, and bring this revolutionary platform to market – enabling more devices such as the ARM Powered® T-Mobile G1, the first handset to use the Android platform.”

Android is a complete, open mobile phone software stack. It includes everything a manufacturer or operator needs to build a mobile phone. Android is a prime example of the innovation that is being witnessed in mobile devices today, including:

•	User Interfaces (UIs) that take full advantage of the mobile form factor

•	Full web functionality and connectivity on a mobile device that enable mobile mash-ups and location-based applications

•	Development platforms enabling a dynamic third-party developer community

For more information on the Open Handset Alliance, please visit: http://www.openhandsetalliance.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer	Erik Ploof	Star Meza
ARM	ARM	Text 100 PR
+44 1628 427780	+1 425 785 1352	+1 415 593 8431
Michelle.spencer@arm.com	erik.ploof@arm.com	starm@text100.com